FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Northern Dynasty Minerals Ltd. (the "Company")
14th Floor - 1040 West Georgia Street
Vancouver, British Columbia

V6E 4H1

Item 2: Date of Material Change

July 26, 2022

Item 3: News Release

A news release with respect to the material changes referred to in this report was issued by the Company and distributed through the facilities of IssuerDirect/Accesswire prior to market open on July 27, 2022. The news release was filed on SEDAR and is available at www.sedar.com.

Item 4: Summary of Material Change

The Company's wholly owned subsidiary, the Pebble Limited Partnership (the "Pebble Partnership"), together with certain other wholly-owned subsidiaries of the Pebble Partnership, entered into a royalty agreement (the "Royalty Agreement") with an investor (the "Royalty Holder") on July 26, 2022 under which the Pebble Partnership (i) received $12 million in return for the grant to the Royalty Holder of the right to receive a portion of the future gold and silver production from the Company's Pebble Project in Southwest Alaska (the "Pebble Project") for the life of the mine, and (ii) granted the option to the Royalty Holder to increase its interest in the future gold and silver production from the Pebble Project for additional purchase price increments of $12 million, to a maximum total investment of $60 million.

Unless specified otherwise in this report, all statements or references to dollar amounts are to U.S. dollars.

Item 5.1: Full Description of Material Change

The Pebble Partnership entered into the Royalty Agreement on July 26, 2022 and received the initial purchase price of $12 million from the Royalty Holder concurrently with the execution of the Royalty Agreement. The Royalty Holder has the option under the Royalty Agreement to increase its investment to up to $60 million, in aggregate, over the next two years as prepayment in return for the right to receive an increased interest in the future gold and silver production from the Pebble Project for the life of the mine (the "Royalty"). The Company retained the right to 100% of the copper production from the Pebble Project.

The Royalty Holder made an initial payment of $12 million in exchange for the right to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for the notional payment by the Royalty Holder of $1,500 per ounce of gold and $10 per ounce of silver, respectively, for the life of the mine.

If, in the future, spot prices exceed $4,000 per ounce of gold or $50 per ounce of silver, the Company will then share in 20% of the excess price of either metal. Additionally, the Company will retain a portion of the metal produced for recovery rates in excess of 60% for gold and 65% for silver.

Within two years of the date of the Royalty Agreement, the Royalty Holder has the right to invest additional funds, in $12 million increments for the right to receive additional increments of 2% of gold production and 6% silver production, to an aggregate of $60 million for the right to receive 10% of the payable gold and 30% of the payable silver (in each case, in the aggregate) on the same terms as the first tranche of the investment. The Royalty Holder is under no obligation to invest any additional amounts to increase its interest in the gold and silver production in the Pebble Project.

The Pebble Partnership has also granted to the Royalty Holder a right of first refusal in respect of any future sale of any gold or silver production from the Pebble Project pursuant to a streaming, royalty or other similar transaction in exchange for an upfront payment. The Pebble Partnership has retained a right of first refusal should the Royalty Holder propose to sell any of its rights under the Royalty Agreement.

The foregoing description of the Royalty Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Royalty Agreement. A copy of the Royalty Agreement has been filed on the Company's SEDAR profile and is available for viewing at www.sedar.com..

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7: Omitted Information

 No information has been omitted from this report.

Item 8: Executive Officer

Ronald W. Thiessen
President & Chief Executive Officer
604-684-6365

Item 9: Date of Report

August 5, 2022